Exhibit 99.1

Form 51-102F3

Material Change Report

Item 1	Name and Address of Company

Glass House Brands Inc. (“Glass House” or the “Company”)

3645 Long Beach Boulevard

Long Beach, California 90807

Item 2	Date of Material Change

December 13, 2021

Item 3	News Release

A press release describing the material change was disseminated by the Company on December 13, 2021 through Cision and can be found on SEDAR at www.sedar.com.

Item 4	Summary of Material Change

Glass House Brands Inc. one of the fastest growing, vertically-integrated cannabis companies in the U.S., today announced that it has entered into a senior secured term loan agreement with a U.S.-based private credit investment fund for up to US$100 million, with an initial draw of US$50 million.

Item 5	Full Description of Material Change

5.1       Full Description of Material Change

Glass House Brands Inc. (NEO: GLAS.A.U and GLAS.WT.U)(OTCQX: GLASF and GHBWF), one of the fastest growing, vertically-integrated cannabis companies in the U.S., today announced that it has entered into a senior secured term loan agreement (the “Loan Agreement”) with a U.S.-based private credit investment fund (the “Lender”) for up to US$100 million (the “Loan”), with an initial draw of US$50 million (the “Initial Term Loan”). The Initial Term Loan has a variable interest rate currently set at 10% per annum, and in no event shall be more than 12% per annum. The gross proceeds of the Loan will be used to fund the phased retrofit of the Company’s approximately 5.5 million square feet cultivation facility currently under renovation in Camarillo, California (the "SoCal Facility") and for general corporate purposes.

As previously announced, the Company completed the acquisition of the approximately 160-acre SoCal Facility with six on-site greenhouses in September 2021. The SoCal Facility includes approximately 125 acres of ultra-high-tech and efficient KUBO Ultra-Clima greenhouses, on-site well, water treatment facilities, automated roof washing system, supplemental lights, and natural gas cogeneration facilities producing power, heat, and CO2. The Company has planned the initial phase 1 of the SoCal Facility retrofit to include the conversion of two greenhouses, one of which will propagate nursery cuttings or clones to support the entire facility and the other which will have a capacity of 180,000 pounds of biomass per year. Phase I expansion will also include a packhouse and a distribution center which will support the growth of the Company’s wholesale biomass business. To watch an updated video documenting the construction progress at the SoCal Facility, please visit https://ir.glasshousebrands.com/socal-greenhouse/.

The Initial Term Loan shall be repayable in monthly installments beginning on December 1, 2023, at an aggregate amount equal to 1.25% of the original principal amount of the Initial Term Loan. Two subsequent draws of US$25 million (the “Delayed Draw Term Loans”) each will be available at future dates provided certain terms and conditions under the Loan Agreement have been met and shall be repayable in monthly installments beginning on December 1, 2023, at an aggregate amount equal to 1.25% of the original principal amount of the Delayed Draw Term Loans. The conditions of the Loan Agreement include the creation and issuance of 2,000,000 new Company warrants that will be freely tradable in Canada under the same CUSIP/ISIN as the Company’s existing publicly traded warrants (NEO: GLAS.WT.U; OTCQX: GHBWF), and delivered to the Lender at closing, with each warrant exercisable at an exercise price of US$11.50 to acquire one subordinate voting share, restricted voting share or limited voting share, as applicable (NEO: GLAS.A.U) until June 26, 2026, subject to acceleration or redemption as set forth under the terms of the warrant agency agreement governing the warrants.

5.2       Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Further information regarding the matters described in this report may be obtained from:

Kyle Kazan

Chief Executive Officer, Glass House Brands Inc.

3645 Long Beach Boulevard

Long Beach, California 90807

kyle@glasshousegroup.com

Item 9	Date of Report

December 20, 2021

Forward Looking Statements - This material change report contains certain forward-looking information and forward-looking statements, as defined in applicable securities laws (collectively referred to herein as “forward-looking statements”), including with respect to the use of proceeds under the Loan Agreement; the planned Phase I of the SoCal Facility; the Company’s vision for its cannabis business; the Company’s expected planned footprint and projected biomass; the Company’s belief that it will become the largest and most efficient cannabis supplier in the U.S. by a wide margin; and that the Company will be extremely well positioned to supply cannabis consumers across the country once that opportunity arises. Forward-looking statements reflect current expectations or beliefs regarding future events or the Company’s future performance. All statements other than statements of historical fact are forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “continues”, “forecasts”, “projects”, “predicts”, “intends”, “anticipates”, “targets” or “believes”, or variations of, or the negatives of, such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved. All forward-looking statements, including those herein are qualified by this cautionary statement. Although the Company believes that the expectations expressed in such statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the statements, including changes in the Company’s plans for its Phase 1 expansion at the SoCal Facility; not meeting the Company’s projected footprint or biomass; the Company not realizing the efficiencies or scale expected for its business, among other factors. Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking statements in this news release speak only as of the date of this news release or as of the date or dates specified in such statements. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking information. For more information on the Company, investors are encouraged to review the Company’s public filings on SEDAR at www.sedar.com. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law.